

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Paul Pearlman, President
Kids Only Market Inc.
304, 1020 14th Ave., SW
Calgary, Alberta, T2R 0N9
Canada

> **Re: Kids Only Market Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2010**
> **File No. 333-171486**

Dear Mr. Pearlman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page

1. We note the sentence, "[w]e will not control or determine the price at which a selling shareholder decides to sell its shares." Please reconcile this statement with the statement on this page that selling shareholders must sell at a fixed price until the securities are quoted on the OTC BB.

2. Briefly define "OTCQB".

3. Please clarify that, if the securities become quoted on OTCQB rather than the OTC BB, selling shareholders must continue to sell at a fixed price.

4. We note the statement regarding brokers or dealers and their obligation to determine compliance with state securities laws. This disclosure does not appear complete as the state securities laws would appear to apply to all sales by the selling shareholders, not just those involving brokers or dealers. Please revise. Please also disclose later in your filing whether the offering has been registered in any state or whether the registrant has determined the offering can be conducted in any state without registration. See our related comment below.

Summary, page 3

5. Please clarify "Sales by Selling Shareholders" to refer to quotation on the OTC BB or listing on a national securities exchange, rather than "a market or securities exchange." Please clarify this point under "Plan of Distribution and Selling Shareholders" also.

Risk Factors, page 5

6. We note that you do not appear to have any trademarks, as disclosed in the first paragraph of page 21. Consider adding a risk factor relating to the effect your lack of intellectual property protection may have on your business, including any potential liability. For example, competitors may challenge your right to use anticipated trademarks or the use of your website.

7. Please add a risk factor discussing, if true, Mr. Pearlman's lack of experience in e-commerce.

Description of Business, page 11
General

8. Please provide a description of existing or probable governmental regulation on your business as called for by Item 101(h)(4)(ix) of Regulation S-K.

In General, page 11

9. Please expand on the meaning of "movies, etc." in the bulleted list of products on page 12.

10. Please revise to clarify the geographic region you are targeting through the development of your "web-based service". In this regard, we note that you primarily discuss the United States market, have your business address in Canada and discuss in the third full paragraph on page 12 the resale of goods in "less affluent regions or in developing countries" as being a relevant component of your market.

11. Please provide the date of the statistics you cite from U.S. Health and Human Services in the fifth paragraph on page 12.

12. We note your inclusion of certain information from Toys "R" Us, Inc.'s Form 10-K for the fiscal year ended February 2, 2008. In order to provide more balance to your discussion, please update your disclosure regarding growth in the industry.

13. Please provide the basis for your disclosure that the businesses listed in the second full paragraph of page 13 are "much larger baby retailers" than Toys "R" Us, Inc.

14. It is unclear what relevance the statistics you cite from the Secondary Materials and Recycled Textiles Association has on your proposed business. Please revise accordingly.

Our Business, page 13

15. Please clarify the meaning of "build critical mass" and "leverage other existing offerings" in the first and third bullet points at the top of page 14.

16. Please revise your tabular disclosure on page 14 and the outline you have provided on page 15 to provide a clear, narrative disclosure of your business strategy and the anticipated features of your website.

The Website, page 15

17. Please clarify what "modern navigation techniques" you are referring to under Presentation & Graphics on page 15.

18. Please revise to clarify what the implementation of the innovative tools you have described under Search / Innovative Postings starting on page 15 is contingent upon. In this regard, we note your frequent use of the word "may".

19. We note from your disclosure on page 16 under Pricing Strategy that you do not intend to charge commissions on sales generated from listing on your website. Please revise to clarify whether you intend to process payments between parties transacting business on your website.

Pricing Strategy, page 16

20. Please define the terms "IAB-conforming" near the bottom of page 16 and "standard CTR" in the first full sentence of page 17.

21. Please define the terms "premium listings" and "premium services" as used in the second paragraph of this section.

22. Please expand and clarify your discussion here, and elsewhere as appropriate, of how you intend to generate revenues from your website and related services and how your revenue model compares to your competitors.

Competition, page 19

23. Please provide the bases for your statements regarding deficiencies in the markets described on page 20. For example, we note your statement regarding sellers gaining little or no monetary value for their "valuable" merchandise and that your direct competition is not well-established or strongly branded.

24. It is unclear how "Branded (i.e. product manufacturers) represent pure advertising opportunities for sites such as kidsonlymarket.com" is a deficiency in the online market, as stated in the table on page 20. Please revise as appropriate to clarify this statement.

Plan of Distribution and Selling Shareholders, page 8

25. Under an appropriate heading, please provide a discussion of the state securities laws which you reference on the cover page and identify the parties responsible for complying with these laws in the proposed offering. Please clarify whether and to what extent the registrant has made efforts to permit the offering of the shares in any state, whether through registration or exemption from registration. Please summarize this information in the summary section. If appropriate, please discuss in a risk factor.

Description of Securities, page 21
Common Stock, page 21

26. We note your statement in the first full sentence on page 22 regarding the threshold for having a quorum at meetings of your stockholders. Please reconcile this statement with Section 6(b) of your Bylaws, which appears to only require two shareholders to be present or represented by proxy.

Pre-emptive Rights, page 22

27. Please tell us the basis for the statement that all outstanding shares of common stock are fully paid for and non-assessable, such as a legality opinion, or revise.

28. In this regard, clarify your statement here that "the common shares offered hereby will be when issued, fully paid and non-assessable." It would seem that the shares being offered by the selling stockholders in the offering have already been issued.

Management's Discussion and Analysis, page 23

29. We note your statement in the last sentence under Phase I – Initial Launch that you expect your website to be complete and fully functioning by April, 2010. Please revise this to state April 2011, if true.

30. Please provide your anticipated timing for completing the plans outlined in Phase II – Marketing, starting on page 23.

Directors, Executive Officers, Promoters and Control Persons, page 25

31. Please revise to reconcile the list of positions and offices held by Mr. Pearlman in your tabular disclosure on page 25 to the list found in his business background in the third paragraph of page 26.

32. Please provide the principal business of KRP Investments Ltd. while Mr. Pearlman was a director there.

Involvement in Certain Legal Proceedings, page 27

33. We note that your disclosure in this section is limited to the past five years and lists various categories of legal proceedings. Although there is no affirmative obligation to disclose the lack of legal proceedings under Item 401(f) of Regulation S-K, please confirm that you understand that the disclosure required by Item 401(f) relates to the past 10 years and, in some aspects, covers a more expansive category of legal proceedings than what you have listed in this section.

Certain Relationships and Related Transactions, page 31

34. Please revise this section to also disclose the stock sales to Katherine Pearlman, Richard Pearlman and Gazebo Properties Inc. as these transactions appear to be covered by Item 404 of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 31

35. Please revise to provide the information required by Item 201(a)(2) of Regulation S-K.

Financial Statements, page 35
General

36. Please provide a currently dated consent from your independent accountant for
amendments over 30 days and note the updating requirements of Article 8-08 of
Regulation S-X.

Part II
Item 14. Indemnification of Directors and Officers, page 46

37. We are unable to find language in your bylaws attached as Exhibit 3.2 to your registration
statement supporting the description of such indemnity provisions on page 47. Please
advise or revise your description of your bylaws as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jody M. Walker, Esq.
        Fax: (303) 482-2731